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Mark How

C-Level Exec @ Strawhouse & Neurohacker Collective

Solana Beach, California

Message · **...**

 Strawhouse Inc.

 University of Victoria

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 500+ connections

Strategic exec that loves to work and laugh with a team. Track record of accelerating growth. Played, managed and led 5 SMBs to profitability, plus enjoyed 2 successful IPOs. eCommerce, advertising, ad networks, media, IP, apps, B2C & B2B. Fundraising, BD, M&A, Sales & Marketing.

Articles & activity

1,976 followers

 **Shoppers Online Activities Influence In-Store Retail**

 Mark How
Published on LinkedIn

E-Commerce & shopping are hard. I was recently @ the Collision trade show in New Orleans, a place where startups and investors collide. Of maybe 250-300 startups that had invested in exhibiting, maybe 2 were focused on shopping. Part of the problem is the rolling wave ...see more

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Experience

 **CEO**
Strawhouse Inc.
Feb 2018 – Present · 1 yr 2 mos

Scaling customer acquisition, and investing in high-growth ecommerce. Strawhouse works quietly alongside dozens of the world's fastest growing companies as one of Facebook's largest direct response advertisers globally.

Chief Revenue Officer
Neurohacker Collective
Jan 2017 – Present · 2 yrs 3 mos
Encinitas, CA

Formed to align and improve accessibility to an emergent community exploring optimized human cognition through scientific, holistic & considerate innovation.

       

How Creative Inc.

Jan 2017 – Present · 2 yrs 3 mos
Greater San Diego Area

Deploying resources outside of Silicon Valley on entrepreneurial opportunities where timely investment can be transformational.

Co-founder & Investor

Shopswell

Apr 2015 – Dec 2016 · 1 yr 9 mos
Del Mar, CA

Fostering a community of passionate, social shoppers who share experiences and reviews.

SweetLabs, Inc.

5 yrs

 **Advisor**
Jun 2013 – Jun 2015 · 2 yrs 1 mo
San Diego

 **Divisional GM & VP BD**
Jul 2010 – Jun 2013 · 3 yrs
San Diego, California

A San Diego based startup backed by Google, Intel, & Bessemer, that focused on helping app developers increase reach, distribution (+1Bn app installs) and earnings.

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Education

University of Victoria

B Sc., Biochemistry
1987 – 1992

Skills & Endorsements

Start-ups · 99+

Endorsed by **Josh Stein** and **28 others** who are highly skilled at this

Endorsed by **2 of Mark's colleagues at Neurohacker Collective**

Business Development · 99+

Endorsed by **Juergen Weichert** and **11 others** who are highly skilled at this

Endorsed by **3 of Mark's colleagues at Shopswell**

Strategic Partnerships · 99+

Endorsed by **Anderee Berengian** and **15 others** who are highly skilled at this

Endorsed by **2 of Mark's colleagues at Shopswell**

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